MOTORCAR PARTS OF AMERICA, INC.
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144887
PROSPECTUS SUPPLEMENT NO. 6
(To Prospectus dated October 22, 2007)
     This is a prospectus supplement to our prospectus dated October 22, 2007 relating to the resale from time to time by selling stockholders of up to 4,188,192 shares of our Common Stock. On April 15, 2008, we filed with the Securities and Exchange Commission a Current Report on Form 8-K with respect to the appointment of Scott Adelson to our board of directors and our response to a letter we received from Midwood Capital Management LLC setting forth a series of suggestions regarding matters related to deployment of capital and corporate governance. The Form 8-K is attached to and made a part of this prospectus supplement.
     This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.
     The securities offered by the prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” referenced on page 2 of the prospectus in determining whether to purchase the Common Stock.
The date of this prospectus supplement is April 16, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
Form 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 11, 2008
Motorcar Parts of America, Inc.
(Exact name of registrant as specified in its charter)

New York	001-33861	11-2153962

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2929 California Street, Torrance CA		90503

(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code: (310) 972-4005
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Effective April 11, 2008, the Board of Directors (the “Board”) of Motorcar Parts of America, Inc. (the “Registrant”) appointed Scott Adelson as a director of the Registrant, expanding the Board to six directors.
Mr. Adelson, 47, is a senior managing director and global co-head of corporate finance for the international investment banking firm Houlihan Lokey. Based in Los Angeles, he serves as a member of its board and is engaged in all aspects of the firm’s corporate finance practice.
At this time, the Board has not named Mr. Adelson to any committees of the Board, and currently does not expect to name Mr. Adelson to any committees of the Board.
Pursuant to the terms of the Registrant’s 2004 Non-Employee Director Stock Option Plan, Mr. Adelson was granted an option to purchase 25,000 shares of the Registrant’s common stock at an exercise price of $6.11 upon his appointment to the Board on April 11, 2008. One-third of the option is immediately exercisable, one-third of the option shall become exercisable on April 11, 2009 and one-third of the option shall become exercisable on April 11, 2010. Mr. Adelson will also receive fees consistent with those fees received by the existing non-employee directors for his service as a director of the Registrant.
A copy of the Registrant’s press release announcing Mr. Adelson’s appointment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 8.01 Other Events.
On March  31, 2008, Ross D. DeMont, principal of Midwood Capital Management LLC (“Midwood”), a holder of more than 5% of the Registrant’s common stock, sent a letter to Mr. Selwyn Joffe, Chairman and Chief Executive Officer of the Registrant, setting forth a series of suggestions regarding matters relating to deployment of capital and corporate governance. Midwood filed this letter with its Schedule 13D/A on March 31, 2008. The press release, dated April 11, 2008, attached hereto as Exhibit 99.1 contains a response to this letter.
Item 9.01. Financial Statements and Exhibits.
(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release dated April 11, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTORCAR PARTS OF AMERICA, INC.
Date: April 15, 2008	/s/ Michael M. Umansky
Michael M. Umansky
Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 11, 2008

Exhibit 99.1
Press Release           Source: Motorcar Parts of America
Motorcar Parts of America Names Corporate Finance Executive to Board
Discusses Issues Highlighted in Recent 13D Amendment Letter
LOS ANGELES, April 11, 2008 — Motorcar Parts of America, Inc. (Nasdaq:MPAA) today announced the appointment of Scott Adelson to its board of directors, expanding the board to six members. In addition, it provided an initial response to a recent letter to the company’s chief executive officer advocating measures to further enhance shareholder value.
Scott Adelson, 47, is a senior managing director and global co-head of corporate finance for the international investment banking firm Houlihan Lokey. Based in Los Angeles, he serves as a member of its board and is engaged in all aspects of the firm’s corporate finance practice. During his 20-year tenure with Houlihan Lokey, Adelson has advised more than 350 companies, including such diverse and notable organizations as Callaway Golf Corporation, Inc., LaBrea Bakery, Lockheed Martin Corporation, Qualcomm Incorporated, Science Applications International Corporation, The Wolfgang Puck Food Company and Mammoth Mountain ski area.
A commentator on CNBC and CNN and guest lecturer at various universities and symposiums, Adelson earned a Masters of Business Administration degree from the University of Chicago and completed undergraduate studies at the University of Southern California.
“The addition of Scott Adelson strengthens the board and highlights the company’s commitment to having directors with diverse expertise and experience. Our focus on sharply reducing the company’s manufacturing costs and margin improvement during the past two years is now beginning to provide meaningful benefits, and we welcome counsel from Scott and our entire board at this significant juncture in the company’s evolution. We are on a strong footing operationally, and we must now further our efforts to enhance shareholder value,” said Selwyn Joffe, chairman, president and chief executive officer of Motorcar Parts of America, Inc.
He referenced a recent letter submitted by Midwood Capital Management, a 13D-holder of Motorcar Parts of America’s securities, and its acknowledgement that the company “has been successful in a number of operational initiatives, the most important of which has been transitioning the majority of the company’s remanufacturing operations to lower cost geographies.”
“We appreciate and agree with Midwood Capital’s assessment that Motorcar Parts is undervalued relative to the expected benefits derived from these strategic initiatives and anticipated solid financial performance moving forward. Our board of directors is committed to increasing shareholder value and certainly recognizes its fiduciary responsibility to all shareholders. Clearly, as Midwood’s letter acknowledges, financial market conditions have had an impact on micro-cap and large cap stocks. Nonetheless, we remain extremely optimistic that the company’s accomplishments and financial turnaround support the company’s continuing goal of achieving a fair valuation in the marketplace. We appreciate the support of Midwood and all of our shareholders and look forward to sharing additional accomplishments in the weeks and months ahead to further justify our optimism,” Joffe said.
He added that the board of directors routinely reviews the company’s financial position and effectiveness of its strategic initiatives. Joffe emphasized that the board intends to continue to work with its financial and legal advisors to evaluate the company’s capital structure and strategic position, and as part of that process would consider the views expressed by Midwood. He further noted that there could be no assurance that any action would be taken as a result of its review.
About Motorcar Parts of America
Motorcar Parts of America, Inc. is a remanufacturer of alternators and starters utilized in imported and domestic passenger vehicles and light trucks. Its products are sold to automotive retail outlets and the professional repair market throughout the United States and Canada, with facilities located in California, Tennessee, Mexico, Malaysia and Singapore. Additional information is available at http://www.motorcarparts.com
The Private Securities Litigation Reform Act of 1995 provides a ``safe harbor’’ for certain forward-looking statements. The statements contained in this press release that are not historical facts are forward-looking statements based on the company’s current expectations and beliefs concerning future developments and their potential effects on the company, including expected benefits from the company’s new board member, its ability to capitalize on recent strategic initiatives and related potential financial benefits. These forward-looking statements involve significant risks and uncertainties (some of which are beyond the control of the company) and are subject to change based upon various factor. Reference is also made to the Risk Factors set forth in the company’s Form 10-K Annual Report filed with the Securities and Exchange Commission (SEC)in June 2007 and in its Form 10-Qs filed with the SEC thereafter for additional risks and uncertainties facing the company. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as the result of new information, future events or otherwise.
Contact:
Maier & Company, Inc.
Gary S. Maier
(310) 442-9852